UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM T-3/A

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Zions Bancorporation

(Name of Applicant)

One South Main, 15th Floor

Salt Lake Utah 84133

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
2009 5.65% Subordinated Notes due 2014 2009 6.00% Subordinated Notes due 2015 2009 5.50% Subordinated Notes due 2015	up to $300 million aggregate principal amount up to $500 million aggregate principal amount up to $600 million aggregate principal amount

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Thomas E. Laursen, Esq.

Executive Vice President and General Counsel

Zions Bancorporation

One South Main Street, 15th Floor

Salt Lake City, Utah 84133

(801) 844-8503

With a copy to:

Patrick S. Brown, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

The Amendment No. 1 to Form T-3 (the “Amendment”) is being filed soley to update the date as of which the information under Item 7. Capitalization is provided and to correct the CUSIP numbers listed on the Form of Notes which are being refiled as Exhibits T3C-2, T3C-3 and T3C-4. All other information in the Application is unchanged and has been omitted.

CAPITAL SECURITIES

7.	Capitalization

(a) The authorized and outstanding capital stock and debt securities of the Company as of June 1, 2009 were as follows:

Title of Class	Amount Authorized		Amount Outstanding
Common Stock, without par value	350,000,000 shares		115,246,408 shares
Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock, without par value	240,000 shares		240,000 shares
9.50% Series C Non-Cumulative Perpetual Preferred Stock, without par value, without par value	150,000 shares		46,949.275 shares
Fixed Rate Cumulative Perpetual Preferred Stock, Series D	1,400,000 shares		1,400,000 shares
Warrant to Purchase Common Stock	5,789,909 shares	(1)	5,789,909 shares	(1)
Zions Bancorporation Employee Stock Option Appreciation Rights Securities Series 2008	180,000 units		180,000 units
Zions Bancorporation Employee Stock Option Appreciation Rights Securities Series 2007	99,418 units		99,418 units
Zions Bancorporation Employee Stock Option Appreciation Rights Securities Series 2006	93,610 units		93,610 units

5.00% Senior Medium-Term Notes due June 24, 2009	$25,328,000	$25,328,000
5.65% Senior Medium-Term Notes due August 4, 2009	$11,941,000	$11,941,000
5.65% Senior Medium-Term Notes due August 18, 2009	$19,695,000	$19,695,000
Floating Rate Senior Notes due December 10, 2009	$295,630,000	$295,630,000
5.25% Senior Medium-Term Notes due May 14, 2010	$20,966,000	$20,966,000
5.50% Senior Medium-Term Notes due May 17, 2010	$19,452,000	$19,452,000
5.45% Senior Medium-Term Notes due June 10, 2010	$7,996,000	$7,996,000
Floating Rate Senior Notes due June 21, 2012	$254,890,000	$254,890,000
5.65% Subordinated Notes due 2014	$300,000,000	$300,000,000
6.00% Subordinated Notes due 2015	$500,000,000	$500,000,000
5.50% Subordinated Notes due 2015	$600,000,000	$600,000,000
Guarantee related to 8.00% Capital Securities of Zions Capital Trust B	$285,000,000	$285,000,000

Footnotes:

(1)	The warrant is for the purchase of up to 5,789,909 shares of common stock.

(b) Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of the Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock and 9.50% Series C Non-Cumulative Perpetual Preferred Stock are not entitled to vote on any matter, except in certain limited circumstances and as specifically required under Utah law.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 10, consecutively, as amended hereby.

(b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, N.A., Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit No.	Description
Exhibit T3A-1	Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993.

Exhibit T3A-2	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 30, 1997, incorporated by reference to Exhibit 3.2 of Form 10-Q for the quarter ended March 31, 2008.

Exhibit T3A-3	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 24, 1998, incorporated by reference to Exhibit 3.3 of Form 10-K for the year ended December 31, 2003.

Exhibit T3A-4	Articles of Amendment to Restated Articles of Incorporation of Zions Bancorporation dated April 25, 2001, incorporated by reference to Exhibit 3.6 of Form S-4 filed July 13, 2001.

Exhibit T3A-5	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated December 5, 2006, incorporated by reference to Exhibit 3.1 of Form 8-K filed December 7, 2006.

Exhibit T3A-6	Articles of Merger of The Stockmen’s Bancorp, Inc. with and into Zions Bancorporation, effective January 17, 2007, incorporated by reference to Exhibit 3.6 of Form 10-K for the year ended December 31, 2006.

Exhibit T3A-7	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated July 7, 2008, incorporated by reference to Exhibit 3.1 of Form 8-K filed July 8, 2008.

Exhibit T3A-8	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated November 12, 2008, incorporated by reference to Exhibit 3.1 of Form 8-K filed November 17, 2008.

Exhibit T3B	Amended and Restated Bylaws of Zions Bancorporation dated May 4, 2007, incorporated by reference to Exhibit 3.2 of Form 8-K filed on May 9, 2007.

Exhibit T3C-1*	Indenture, dated as of September 10, 2002, between the Company and The Bank of New York Mellon Trust Company, N.A. (or successor to J.P. Morgan Trust Company, National Association), as Trustee.

Exhibit T3C-2**	Form of 2009 5.65% Subordinated Notes due 2014

Exhibit T3C-3**	Form of 2009 6.00% Subordinated Notes due 2015

Exhibit T3C-4**	Form of 2009 5.50% Subordinated Notes due 2015

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Offering Circular, dated June 1, 2009.

Exhibit No.	Description
Exhibit T3E-2*	Letter of Transmittal

Exhibit T3E-3	Current Report on Form 8-K, dated June 1, 2009, incorporated by reference to such Current Report filed with the SEC on June 1, 2009.

Exhibit T3E-4	Investor Presentation, dated June 1, 2009, incorporated by reference to Exhibit 99.1 of Form 8-K filed on June 1, 2009.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C-1 herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Previously filed.

**	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Zions Bancorporation, a corporation organized and existing under the laws of the State of Utah, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Salt Lake City and State of Utah, on the 22nd day of June, 2009.

(Seal)		Zions Bancorporation

Attest:	/s/ JENNIFER R. JOLLEY	By:	/s/ THOMAS E. LAURSEN
Name:	Jennifer R. Jolley	Name:	Thomas E. Laursen
Title:	Assistant Secretary	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A-1	Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993.

Exhibit T3A-2	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 30, 1997, incorporated by reference to Exhibit 3.2 of Form 10-Q for the quarter ended March 31, 2008.

Exhibit T3A-3	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 24, 1998, incorporated by reference to Exhibit 3.3 of Form 10-K for the year ended December 31, 2003.

Exhibit T3A-4	Articles of Amendment to Restated Articles of Incorporation of Zions Bancorporation dated April 25, 2001, incorporated by reference to Exhibit 3.6 of Form S-4 filed July 13, 2001.

Exhibit T3A-5	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated December 5, 2006, incorporated by reference to Exhibit 3.1 of Form 8-K filed December 7, 2006.

Exhibit T3A-6	Articles of Merger of The Stockmen’s Bancorp, Inc. with and into Zions Bancorporation, effective January 17, 2007, incorporated by reference to Exhibit 3.6 of Form 10-K for the year ended December 31, 2006.

Exhibit T3A-7	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated July 7, 2008, incorporated by reference to Exhibit 3.1 of Form 8-K filed July 8, 2008.

Exhibit T3A-8	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated November 12, 2008, incorporated by reference to Exhibit 3.1 of Form 8-K filed November 17, 2008.

Exhibit T3B	Amended and Restated Bylaws of Zions Bancorporation dated May 4, 2007, incorporated by reference to Exhibit 3.2 of Form 8-K filed on May 9, 2007.

Exhibit T3C-1*	Indenture, dated as of September 10, 2002, between the Company and The Bank of New York Mellon Trust Company, N.A. (or successor to J.P. Morgan Trust Company, National Association), as Trustee.

Exhibit T3C-2**	Form of 2009 5.65% Subordinated Notes due 2014

Exhibit T3C-3**	Form of 2009 6.00% Subordinated Notes due 2015

Exhibit T3C-4**	Form of 2009 5.50% Subordinated Notes due 2015

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Offering Circular, dated June 1, 2009.

Exhibit T3E-2*	Letter of Transmittal

Exhibit T3E-3	Current Report on Form 8-K, dated June 1, 2009, incorporated by reference to such Current Report filed with the SEC on June 1, 2009.

Exhibit T3E-4	Investor Presentation, dated June 1, 2009, incorporated by reference to Exhibit 99.1 of Form 8-K filed on June 1, 2009.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C-1 herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Previously filed.

**	Filed herewith.

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